Exhibit C

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

August 1, 2013

Ms. Alinka Flaminia

Vice President, General Counsel and Corporate Secretary

PMC – Sierra, Inc.

1380 Bordeaux Drive

Sunnyvale, CA 94089

Re:  Board Nominee Election

Dear Alinka:

Pursuant to the letter agreement (“Agreement”) dated January 10, 2013 between PMC-Sierra, Inc. (the “Company”) and Relational Investors LLC (“Investor”) and each of the other individuals and entities set forth on the signatures pages thereto (the “Investor Affiliates,” and together with Investor, the Investor Affiliates, and the Affiliates and Associates and each of the foregoing, the “Investor Group”), the Investor Group hereby requests the Board of Directors of the Company appoint Kirt Karros to serve as a director in accordance with the terms of the Agreement.

Sincerely,

/s/ Kirt Karros

Principal and Managing Director